EXPENSE LIMITATION AGREEMENT


AGREEMENT made this ____ day of ________________, 2001, by and between STI Classic Variable Trust, a Massachusetts business trust (the "Trust"), and Trusco Capital Management, Inc. (the "Adviser") (together, the "Parties").

         The Adviser hereby agrees to waive its fee and/or reimburse expenses to the extent necessary to limit the total operating expenses to the following levels for a period of one year from the Effective Date (as defined herein) of this Agreement for the following funds:

         Funds                              Total Operating Expenses
         -----                              ------------------------
         Growth and Income Fund             1.20%
         Quality Growth Stock Fund          1.30%

         If at any point, before May 1, 2004, it becomes unnecessary for the Adviser to make reimbursements, the Adviser may retain the difference between the Total Annual Operating Expenses of either Fund and its expense cap to recapture any of its prior reimbursements.

         The Trust acknowledges that the Adviser may engage in brokerage transactions using Fund assets with brokers who agree to pay a portion of the Funds' expenses, and that the Adviser's guarantee of Fund expense ratios takes into account these expense-limiting arrangements.

This Agreement shall be renewable at the end of each one-year period for an additional one-year period upon the written agreement of the Parties hereto.

         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above and to become effective as of May 1, 2001 ("Effective Date").


STI CLASSIC VARIABLE TRUST                  TRUSCO CAPITAL MANAGEMENT, INC.


By:_________________________                By:__________________________

Title:________________________              Title:_________________________